Exhibit 99.1

Rogers Communications Prices $1.85 Billion Senior Notes Offering

TORONTO, March 8 /CNW/ - Rogers Communications Inc. ("Rogers") announced today that it has priced an offering of $1.85 billion of debt securities, consisting of $1,450 million aggregate principal of 5.34% Senior Notes due 2021 and $400 million aggregate principal of 6.56% Senior Notes due 2041. The 5.34% Senior Notes due 2021 were priced at $999.54 per $1,000 principal amount, for an effective yield of 5.346% per annum if held to maturity and the 6.56% Senior Notes due 2041 were priced at par for an effective yield of 6.56% per annum if held to maturity. The 5.34% Senior Notes due 2021 will mature on March 22, 2021 and the 6.56% Senior Notes due 2041 will mature on March 22, 2041.

The net proceeds from the offering will be approximately $1,840 million, which are intended to be used to fund the previously announced redemptions of our US$350 million principal amount of 7.875% Senior Notes due 2012 and US$470 million principal amount of 7.25% Senior Notes due 2012, including the intended termination of the associated cross-currency interest rate exchange agreements, and repay outstanding advances under our bank credit facility and for general corporate purposes. Closing of the offering is expected to occur on or about March 21, 2011. The Senior Notes will be issued by Rogers and guaranteed by its wholly owned subsidiary, Rogers Communications Partnership.

The Senior Notes are being offered in each of the provinces of Canada through a syndicate of agents. Rogers will be filing a prospectus supplement relating to the offering of the Senior Notes with the securities regulatory authorities in each of the provinces of Canada. Copies of the prospectus supplement and the accompanying short form base shelf prospectus dated November 30, 2009 may be obtained over the Internet at the Canadian Securities Administrators' website at www.sedar.com.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement.

This news release is not an offer for sale within the United States of any debt or other securities of Rogers. Securities of Rogers, including any offering of its debt securities, may not be offered or sold in the United States absent registration under U.S. securities laws or unless exempt from registration under such laws. The offering of Rogers described in this news release has not been and will not be registered under U.S. securities laws, and accordingly, any offer or sale of these securities may be made only in a transaction exempt from registration.

About the Company

Rogers is a diversified Canadian communications and media company. We are Canada's largest provider of wireless voice and data communications services and one of Canada's leading providers of cable television, high-speed Internet and telephony services. Through Rogers Media we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

%CIK: 0000733099

For further information:

For further information: Lorraine Daly, (416) 935-3575, lorraine.daly@rci.rogers.com

CO: Rogers Communications Inc.

CNW 17:05e 08-MAR-11